Exhibit 21.1

List of subsidiaries of Progressive Care Inc.

Name of Subsidiary	State of Organization
Pharmco, LLC (doing business as Pharmcorx and Pharmcorx LTC)	Florida
Touchpoint RX, LLC (doing business as Pharmco Rx 1002, LLC)	Florida
Family Physicians RX, Inc. (doing business as PharmcoRx 1103 and Pharmcorx 1204)	Florida
ClearMetrX, Inc.	Florida